September 12, 2008

Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:
We were previously principal accountants for Provident Bankshares Corporation and, under the date of February 29, 2008, we reported on the consolidated financial statements of Provident Bankshares Corporation (the Corporation) as of and for the years ended December 31, 2007 and 2006, and the effectiveness of internal control over financial reporting as of December 31, 2007. On September 9, 2008, we were dismissed. We have read the Corporation's statements included under Item 4.01(a) of its Form 8-K dated September 9, 2008, and we agree with such statements, except that we are not in a position to agree or disagree with the Corporation's statements that: 1) our dismissal was approved by the Audit Committee of the Board of Directors of the Corporation, or 2) a valuation report has been completed and will be provided to Deloitte & Touche LLP.


Very truly yours,



/s/ KPMG LLP